December 21, 2023

Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Concord Acquisition Corp III Registration Statement on Form S-4 Filed November 13, 2023 File No: 333-275522

Dear Mr. Dias and Ms. Purnell:

On behalf of Concord Acquisition Corp III (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-4 (File No. 333-275522) (the “Registration Statement”). An electronic version of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement has been concurrently filed with the Commission through its EDGAR system. The Registration Statement, as amended by Amendment No. 1, is referred to as the “Amended Registration Statement.”

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated December 8, 2023, relating to the Registration Statement. For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold and italics herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Registration Statement on Form S-4 Filed November 13, 2023

Certain Other Interests in the Business Combination, page 8

1.	We note that TD Cowen performed additional services after the IPO and the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to TD Cowen that are contingent on completion of the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Amended Registration Statement.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

December 21, 2023

Summary Risk Factors, page 8

2.	We note that your introductory paragraph in this section refers readers to your annual and quarterly reports. Since you are not eligible to incorporate by reference at this time, please remove this statement and revise to include any risks that you believe to be material. Include a statement confirming that all material risks have been disclosed. Refer to Item 105 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Amended Registration Statement.

3.	Please revise to include the risk factor disclosure regarding the risks that you could be deemed to be an investment company as disclosed on page 15 of your definitive proxy statement on Schedule 14A filed October 13, 2023. Please update the second risk factor to indicate whether the trustee has liquidated the U.S. government treasury obligations or money market funds held in the trust account.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 53 of the Amended Registration Statement.

4.	Revise your disclosure here and in other relevant parts of the registration statement to highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xv, 9, 39 and 82 of the Amended Registration Statement.

Risks Related to GCT's Business

GCT has a history of losses, and ..., page 23

5.	Please revise your risk factor to clarify and more fully address the following:

•	In the second paragraph you disclose GCT may not be able to "sustain its revenue growth"; however, we note GCT’s annual and interim net revenues declined by 35% in FY 2022 and 30% in FY 2023 relative to the comparative periods. Revise your disclosures to: eliminate the reference to revenue growth; quantify and disclose the declines in net revenues GCT experienced during the periods presented; and address any risks associated with the declining revenue trend.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

December 21, 2023

•	In the third paragraph you disclose the failure to raise additional equity "may" adversely affect GCT’s ability to continue as a going concern; however, we note both GCT management and its auditors have concluded there is substantial doubt about GCT’s ability to continue as a going concern. Revise your disclosures that imply GCT’s ability to continue as a going concern may be adversely impacted to clearly disclose and discuss that GCT management and its auditors have concluded there is substantial doubt about GCT’s ability to continue as a going concern and address any risks associated with their conclusion.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 25 of the Amended Registration Statement.

Risks Related to GCT's Industry and Regulatory Environment, page 23

6.	We note your disclosure stating that "[i]nflation, deflation and economic recessions that adversely affect the global economy and capital markets also adversely affect GCT’s customers and end consumers." Please update this risk factor if recent inflationary pressures have materially impacted GCT's operations. In this regard, identify the types of inflationary pressures GCT is facing and how its business has been affected. Also identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: In response to the Staff’s comment, the Company respectfully notes that historically GCT’s business operations and financial performance have not been impacted materially by inflation or other types of inflationary pressures resulting from general economic conditions, and GCT does not expect this trend to change in the foreseeable future. However, as already discussed in the risk factor on page 24, while inflation and rising costs of living do not have material impact on GCT, it may affect some of GCT’s customers and end customers, and these impacts were already discussed in the risk factor in question. Accordingly, GCT does not believe any additional disclosure is required.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

December 21, 2023

Risks Related to Concord III and the Business Combination

The Private Warrants are accounted for as liabilities and ...., page 50

7.	Please clarify the inconsistency between with the disclosures here and in the notes to the historical financial statements regarding the warrants. In this regard, we note your risk factor indicates Concord III's Private Warrants are accounted for as liabilities and could have a material impact on financial results; however, based on the notes to the historical financial statements, it appears both Concord III's Public Warrants and Private Warrants are accounted for as liabilities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 55 of the Amended Registration Statement to clarify that both Concord III’s Public Warrants and Private Warrants are accounted for as liabilities.

Unaudited Pro Forma Condensed Combined Financial Information, page 58

8.	We note your disclosure that one of the conditions to the Business Combination is that Concord III will have at least $5,000,001 of net tangible assets upon the consummation of the Closing, as disclosed on pages 2, 90, F-7, F-30, and A-56. We also note your disclosure on page 61 that under all redemption scenarios, the Post-Combination Company would have net tangible assets greater than $5,000,001. Based on the pro forma balance sheet, it is not clear to us how you made that determination or how any of the redemption scenarios satisfy the net tangible asset requirement. Please revise the filing to clarify and explain how you determined the net tangible asset requirement will be satisfied under each redemption scenario presented.

Response: In response to the Staff’s comment, the Company notes that Section 8.1(d) of the Business Combination Agreement requires, as a condition to closing of the Business Combination, that the SPAC must have a least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining upon the consummation of the Business Combination, after giving effect to redemptions from the Trust Account, the receipt of the PIPE and convertible note financing, and the other transactions contemplated to occur on closing date, including the payment of transaction expenses incurred by the SPAC and GCT. The Company notes that this closing condition is intended to ensure that the SPAC, immediately prior to closing, has sufficient cash in the trust account to complete any redemption requested by stockholders. Accordingly, the calculation of net tangible assets (“NTA”) for this purpose should be performed on a “pre-combination” basis based solely on the assets and liabilities of the SPAC, with appropriate adjustments required in Section 8.1 (d), and excluding the assets and liabilities of GCT. In this regard, the Company believes that the calculation should not be based on the unaudited pro forma condensed combined financial information on a post-combination basis as set forth in the Unaudited Pro Forma Condensed Combined Financial Information. Therefore, the Company has revised the disclosures on pages 67 to 68 of the Amended Registration Statement to reflect this method of calculation. The following sets forth the calculation of NTA in various redemption scenarios:

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

December 21, 2023

	No Redemptions	50% Redemptions	75% Redemptions	Maximum Redemptions
Total Assets	43,444	43,444	43,444	43,444
Redemptions	-	(21,027)	(31,541)	(42,054)
PIPE Financing	29,914	29,914	29,914	29,914
CVT Financing	18,300	18,300	18,300	18,300
Less: Unpaid SPAC Transaction Expenses	(17,000)	(17,000)	(17,000)	(17,000)
Less: Unpaid GCT Transaction Expenses	(15,302)	(15,302)	(15,302)	(15,302)
Less: Intangible Assets	-	-	-	-
Less: Total Liabilities	(21,661)	(21,661)	(21,661)	(21,661)
Add: Liabilities related to SPAC Transaction Expenses	17,000	17,000	17,000	17,000
Add: Sponsor Loan balance	1,664	1,664	1,664	1,664
Net Tangible Assets	$56,359	$35,332	$24,818	$14,305

Threshold	$5,000	$5,000	$5,000	$5,000
Difference	$51,359	$30,332	$19,818	$9,305

9.	Please revise the tabular presentation of pro forma shares on page 62 to more fully address the following:

•	Explain how the numbers of shares presented in the table were determined for each stockholder group. For example, we note the shares related to Concord III Public stockholders and Sponsor stockholders do not agree to Concord III's historical financial statements due to revisions in share amounts subsequent to the historical balance sheet date. To the extent share amounts are not readily reconcilable, provide additional footnotes to the table to disclose how the share amounts were determined.

•	Explain shares related to NRA investors.

•	Explain the purpose of and accounting for shares related to GCT Insider Incentive stockholders.

•	Each redemption scenario includes 521,268 shares identified as SPAC public stockholders-Incentive for Extension. We note disclosure on page 166 that 782,001 shares of common stock were allocated to certain holders of Concord III Class A Common Stock in exchange for them agreeing not to redeem their shares of Concord III Class A Common Stock in connection with the Second Extension. Clarify whether these shares relate to the same transaction and reconcile the amounts. Alternatively, explain what transaction the 521,267 Incentive for Extension shares relate to and disclose how the 782,001 shares are reflected in the pro forma financial statements.

•	Explain or provide a cross reference to all potentially dilutive shares not included in the table, as disclosed in note 3 on page 70.

Response: In response to the Staff’s comment, the Company has revised the pro forma disclosures in the Amended Registration Statement to more fully address the following:

a.	On pages 66 to 69, the disclosures have been revised to explain the number of shares determined for each stockholder group in the table.
b.	On page 66, the disclosures have been revised to explain the shares to be issued to Concord III Public Stockholders that have entered into Non-Redemption Agreements.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

December 21, 2023

c.	On pages 66 and 70, the disclosures have been revised to explain the purpose and accounting for the shares and warrants allocated to the GCT Insider Incentive Stockholders.
d.	On pages 66 and 70, the disclosures have been revised to explain the purpose and accounting for the SPAC shareholder incentive for extension.
e.	On page 15, the disclosures have been revised to explain all potentially dilutive shares and cross reference to the Unaudited Pro Forma Condensed Combined Financial Information note 3 on page 77.

10.	We note your disclosures on pages F-13 and F-35 that Concord III determined a Business Combination is not probable until it is completed and, therefore, no stock-based compensation expense has been recognized regarding the Founder Shares in the historical financial statements. Please explain how the stock-based compensation for the Founder Shares is accounted for and reflected in the pro forma financial statements.

Response: In response to the Staff’s comment, the Company has revised the disclosures related to the Founder Shares held by three members of the Board of Directors of Concord III on page 77. As of September 30, 2023, 90,000 Founder Shares were outstanding and are expected to vest upon the closing of the Business Combination. The Company has revised the unaudited pro forma condensed combined financial statements to present an adjustment for the stock-based compensation related to the expected vesting of these equity-classified awards as disclosed in note 2 (T) in the Amended Registration Statement.

11.	We note your disclosures on pages F-13 and F-35 that Concord III accounts for both the Public Warrants and the Private Warrants as liabilities in its historical financial statements. Please more fully explain to us the terms of the Public Warrants and the terms of the Private Warrants that result in liability classification. Please also more fully explain to us, and revise the pro forma financial statements to address, how you considered whether the Business Combination will impact the accounting for and classification of the Public Warrants and the Private Warrants at the combined company subsequent to the transaction.

Response: In response to the Staff’s comment, the Company has revised the disclosures related to the Public Warrants and Private Warrants to explain the terms that result in liability classification and the impact on the accounting treatment after the closing of the Business Combination on page 70.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

December 21, 2023

12.	Refer to notes 2(B) and 2(BB) on page 67. We note additional shares to be issued under the PIPE Financing and the Convertible Note Financing will be issued at $6.67 per share. It appears the issuance of shares for cash at a price substantially below the redemption price should be highlighted and more fully disclosed and discussed in the filing, including under risk factors, since this appears to indicate that the redemption price per share exceeds the per share fair value of the shares to be issued.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 40, 42 and 101 of the Amended Registration Statement.

13.	Refer to note 2(P) on page 69. It is not clear why an adjustment to record transaction costs resulted in a decrease in expenses. Please clarify or revise.

Response: In response to the Staff’s comment, the Company has removed the note 2 (P) adjustment for the decrease in expenses related to transaction costs.

14.	In regard to note 4 on page 71, please more fully address the following:

•	Confirm you intend to complete the assessment of the accounting for the Earnout Shares and revise the pro forma financial statements, if applicable, prior to effectiveness and will disclose and discuss the accounting literature you rely on.

•	Confirm your assessment of the Earnout Shares will include both the GCT Shareholder Earnout Shares and Sponsor Earnout Shares.

•	Confirm the pro forma footnote will provide a sensitivity analysis to quantify and disclose the potential impact that changes in material assumptions related to the valuation of the Earnout Shares could have on the pro forma financial statements, if applicable.

Response: The Company respectfully advises the Staff that the Company’s accounting team is still in the process of determining the appropriate accounting treatment related to the GCT Earnout Shares and Sponsor Earnout Shares and expects to provide this information in a subsequent filing.

Description of the Business Combination, page 59

15.	Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 102 of the Amended Registration Statement.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

December 21, 2023

GCT Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 145

16.	We note throughout the discussion of results of operations you attribute changes in each financial statement line item to numerous causal factors. Please revise your disclosures to provide a more detailed and granular discussion that provides greater transparency into the material components and potential variability of your net revenue, cost of net revenue, and loss from operations during the periods presented. For example, for each financial statement line item where you attribute changes to multiple components, revise your disclosures to:

•	Identify and quantify each individually material component;
•	Quantify the change in each respective component during each period; and
•	Disclose and discuss the reasons for material changes in each component identified.

For example, please expand your discussions of net revenues to quantify the impact that changes in volumes sold and changes in average selling prices had during each period presented and specifically address the reasons for the material declines in net revenues, including your expectations regarding whether the declining revenue trend is expected to continue. Please also expand your discussions of cost of net revenues to quantify and specifically address the reasons for the material increase in gross profit margin during the interim period.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 153 to 157 of the Amended Registration Statement.

Liquidity, Going Concern and Capital Resources, page 148

17.	Please revise your disclosures to more fully address the following:

•	In the third paragraph you disclose "if the Business Combination is not consummated" there are circumstances that raise substantial doubt about GCT's ability to continue as a going concern; however, we note both GCT management and its auditors have concluded there is substantial doubt about GCT’s ability to continue as a going concern. Revise your disclosures that imply GCT’s ability to continue as a going concern will occur if the Business Combination is not consummated to clearly disclose that GCT management and its auditors have concluded there is substantial doubt about GCT’s ability to continue as a going concern and address the potential consequences of their conclusions.

Response: In response to the Staff’s comment, the Company notes that it has revised the disclosure on pages 158 to 159 of the Amended Registration Statement.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

December 21, 2023

•	Throughout the filing you disclose the importance of GCT developing products that support the 5G wireless communications markets; however, the status and anticipated costs of the efforts are not clear. Revise your disclosures to discuss the current status of GCT's product development efforts to support the 5G wireless communications markets, disclose when 5G products are expected to be available, and quantify the anticipated costs of the efforts, including the expected timeframe during which the costs will be incurred.

Response: In response to the Staff’s comment, the Company notes that it has revised the disclosure on page 158 of the Amended Registration Statement.

•	Disclose and discuss how GCT intends to use the proceeds that may result from the Business Combination, including the priorities regarding the use of such proceeds due to the uncertainty in the amount of cash redemptions that will occur.

Response: In response to the Staff’s comment, the Company notes that it has revised the disclosure on page 158 of the Amended Registration Statement.

•	Disclose and discuss the fact that under each redemption scenario GCT will continue to experience material working capital deficits, explain how GCT intends to address the working capital deficits, and disclose the potential risks and consequences associated with the working capital deficits.

Response: In response to the Staff’s comment, the Company notes that it has revised the disclosure on pages 158 to 159 of the Amended Registration Statement.

The expected beneficial ownership of Common Stock post-Business Combination..., page 200

18.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities, including warrants.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 208 of the Amended Registration Statement.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

December 21, 2023

GCT Management's Discussion and Analysis of Financial Condition and Results of Operations, page 202

19.	Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.

Response: In response to the Staff’s comment, the Company notes that GCT has not experienced any cybersecurity incidents or risks in its supply chain based on third party products that had a significant impact on its business operation and financial performance. In addition, GCT has not identified any material trend or uncertainties in cybersecurity risk in the supply chain that will affect its financial performance in the foreseeable future. Therefore, the Company does not believe that a discussion on this topic in the MD&A will be warranted. Nevertheless, in response to the Staff’s comment, the Company has enhanced the risk factor disclosure on page 37 of the Amended Registration Statement to provide additional discussion on this topic.

20.	Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response: In response to the Staff’s comment, the Company has revised the disclosures under “Key Factors Affecting Our Performance—Semiconductor and Communications Industry” on page 152 of the Amended Registration Statement to provide additional discussion regarding the impact of supply chain disruption. However, the Company respectfully submits that it is unable to quantify the impact on its results of operations and capital resources attributable to supply chain disruptions with sufficient level of precision for disclosure, due in part to many factors outside of GCT’s control and the nature of the impact. However, in future periods, to the extent information on the impact of supply chain disruptions on the Company’s results of operations or capital resources is ascertainable, the Company will take in account the Staff’s comment when preparing future disclosures.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

December 21, 2023

Consolidated Financial Statements - GCT Semiconductor, Inc.

1. The Company and Summary of Significant Accounting

Policies Revenue Recognition, page F-96

21.	Please revise your disclosures related to product sales and services to clarify when you satisfy each performance obligation (i.e. when control transfers) as required by ASC 606- 10-50-12(a).

Response: In response to the Staff’s comment, the Company notes that it has revised the disclosure on page F-98 of the Amended Registration Statement.

Concentration of Revenues and Accounts Receivable, page F-98

22.	Please revise your disclosures related to significant customers to separately disclose the amount or percent of revenue attributable to each significant customer during each period presented as required by ASC 280-10-50-42. This comment is also applicable to the interim financial statements.

Response: In response to the Staff’s comment, the Company notes that it has revised the disclosure on page F-100 to F-101 of the Amended Registration Statement.

5. Commitments and

Contingencies Purchase

Commitment, page F-112

23.	We note your disclosures that GCT entered into a research and development agreement with Samsung Electronics Co., Ltd., and the unpaid amount due to milestone fees to be paid as consideration is $17.1 million as of December 31, 2022, and December 31, 2021. Please disclose the terms of the research and development agreement and how you account for it pursuant to ASC 730-20. This comment is also applicable to the interim financial statements.

Response: In response to the Staff’s comment, the Company notes that it has revised the disclosure on page F-115 of the Amended Registration Statement.

11. Employee Benefit Plans, page F-122

24.	We note your disclosure that GCT's severance pay liability is reflected in its consolidated balance sheets in "other liabilities" on an accrual basis; however, it appears the liability is actually reflected as a separate line item on the face of the balance sheet. Please clarify or revise. This comment is also applicable to the interim financial statements.

Response: In response to the Staff’s comment, the Company notes that it has revised the disclosure on page F-125 of the Amended Registration Statement.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

December 21, 2023

General

25.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xv and 177 of the Amended Registration Statement.

26.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Also add a corresponding risk factor to the Risk Factors section.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages ix to xi of the Amended Registration Statement.

27.	As applicable, quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page vii of the Amended Registration Statement.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

December 21, 2023

28.	With a view toward disclosure, please tell us whether your sponsor, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully advises the Staff that the Sponsor is not controlled by, nor does it have substantial ties to, any non-U.S. person.

GCT is a Delaware corporation that has substantial ties to U.S., including its principal executive office which is located in the Silicon Valley, and the majority of senior management members are U.S. citizens and residents. While GCT has significant business operations in South Korea, including shareholders, investors, partners and vendors who are located and reside in South Korea, as well as employees in Seoul, GCT expects to increase its operations and activities, as well as U.S. shareholders, following the completion of the Business Combination. In addition, GCT’s largest shareholder, Anapass Inc., a publicly traded company in South Korea, is expected to beneficially own more than 15% of voting power following the closing. Anapass does not have any right to nominate or appoint directors of the post-combination company and has no other governance rights. No other single non-U.S. entity will own more than 5% of the post-combination company, and no non-U.S. entity will control the post-combination company. In combination, however, non-US investors will comprise approximately 79% of GCT pre-Business Combination and approximately 67% post-Business Combination, assuming a no redemption scenario (or approximately 72% in a maximum redemption scenario).

The Company and GCT are currently analyzing whether a CFIUS filing may be required or desirable, and whether CFIUS may exercise jurisdiction over the Business Combination. In this regard, the Company has added a risk factor on pages 39 to 40 to discuss risks associated with CFIUS review.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

December 21, 2023

29.	Please tell us, with a view to disclosure, whether you have received notice from the underwriter or any other firm engaged in connection with your initial public offering about ceasing involvement in your transaction and how that may impact your deal, including the deferred underwriting compensation owed for the initial public offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 44 and 92 of the Amended Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (703) 749-1386.

Very truly yours,

GREENBERG TRAURIG, LLP.

By:	/s/ Jason T. Simon, Esq.
Jason T. Simon, Esq.

cc:	Jeff Tuder, Chief Executive Officer, Concord Acquisition Corp III

Greenberg Traurig, LLP
www.gtlaw.com